--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-9
                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
                                SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                              THERMO SENTRON INC.
                           (NAME OF SUBJECT COMPANY)

                              THERMO SENTRON INC.
                       (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                             CUSIP NO. 883593 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                 PETER RICHMAN
                               WILLIAM W. HOOVER
                        MEMBERS OF THE SPECIAL COMMITTEE
                           OF THE BOARD OF DIRECTORS
                        C/O CONSTANTINE ALEXANDER, ESQ.
                         NUTTER, MCCLENNEN & FISH, LLP
                            ONE INTERNATIONAL PLACE
                          BOSTON, MASSACHUSETTS 02110
                                 (617) 439-2000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
      NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                                WITH A COPY TO:

                          Constantine Alexander, Esq.
                         Nutter, McClennen & Fish, LLP
                            One International Place
                          Boston, Massachusetts 02110
                                 (617) 439-2000
                            ------------------------
[ ] Check this box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  SUBJECT COMPANY INFORMATION

     The name of the subject company is Thermo Sentron Inc., a Delaware corporation ("Sentron"), and the address of the principal executive offices of Sentron is 501 90th Avenue N.W., Minneapolis, Minnesota 55433 and its telephone number is (612) 783-2589. The title of the class of equity securities to which this Statement relates is the common stock, $.01 par value per share (the "Common Stock"), of Sentron. As of February 29, 2000, there were 9,447,056 shares of Common Stock outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

     The name and business address of Sentron, which is the entity filing this Statement, are set forth in Item 1 above.

     This Statement relates to the tender offer by Sentron Acquisition, Inc., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Thermedics Inc., a Massachusetts corporation ("Thermedics"), to purchase all of the outstanding shares of Sentron's Common Stock (the "Shares") other than those owned by Thermo Electron Corporation, a Delaware corporation ("Thermo Electron"), and Thermo Electron's subsidiaries (including Thermedics) at a price of $15.50 per Share (the "Offer Price"), net to each seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 3, 2000 (the "Offer to Purchase") and the related Letter of Transmittal and any supplement thereto (which together constitute the "Offer"). The Offer is disclosed in a Tender Offer Statement on Schedule TO dated March 3, 2000 (the "Schedule TO"), as filed with the Securities and Exchange Commission (the "Commission"). The Purchaser is a wholly-owned subsidiary of Corpak Inc., a Massachusetts corporation ("Corpak"). Corpak is a wholly-owned subsidiary of Thermedics. Thermedics is a majority-owned subsidiary of Thermo Electron.

     The Schedule TO states that if the tender offer is completed, Thermo Electron and its subsidiaries, including Thermedics, will together own at least 90% of Sentron's outstanding shares, and that promptly following the closing of the Offer, Corpak and Thermo Electron plan to contribute their Shares to the Purchaser in exchange for common stock of the Purchaser. Corpak and Thermo Electron would then cause the Purchaser to merge with and into Sentron in a so-called "short-form" merger (the "Merger"). After the Merger, Sentron would be owned exclusively by Thermedics, through its ownership of Corpak, and Thermo Electron.

     The Schedule TO states that the principal executive offices of Purchaser, Corpak and Thermo Electron are located at 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046 and the principal executive offices of Thermedics are located at 470 Wildwood Street, P.O. Box 2999, Woburn, Massachusetts 01888-1799.

ITEM 3.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Except as described herein (including in the Exhibits and Schedules hereto), to the knowledge of Sentron, as of the date hereof there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between Sentron or its affiliates and (i) Sentron's executive officers, directors or affiliates or (ii) the Purchaser or the Purchaser's executive officers, directors or affiliates.

EXECUTIVE OFFICERS AND DIRECTORS OF SENTRON

     The executive officers and certain directors of Sentron have interests in connection with the Offer and the Merger that present them with actual or potential conflicts of interest, as summarized below.

     According to the Schedule TO, following the consummation of the Offer and the Merger, Thermedics anticipates that the Board of Directors of Sentron, as the corporation surviving the Merger, will be composed solely of members of Sentron's and Thermedics' management. Outside directors of Sentron are compensated for their services as directors of Sentron. The compensation provided to directors of Sentron is described in the section entitled "Compensation of Directors" in Sentron's Proxy Statement for its 1999 Annual Meeting of Stockholders as filed with the Commission on April 19, 1999 (the "Proxy Statement"), which section is incorporated herein by this reference. See Item 4 of this Statement for a description of the compensation paid to the members of the Special Committee of the Board of Directors of Sentron for their service as members of the Special Committee.

     Directors and executive officers of Sentron who own Shares will receive the Offer Price for their shares in the Offer or the Merger on the same terms as the other public stockholders. As of January 31, 2000, the directors and executive officers of Sentron owned in the aggregate 7,500 Shares and will receive a payment for their Shares in the aggregate amount of $116,250, assuming that they tender all of their Shares in the Offer or their Shares are acquired in the Merger. See Schedule I hereto for a listing of ownership of Shares by the directors and executive officers of Sentron.

     As of January 31, 2000, the directors and executive officers of Sentron held options under Sentron's option plans ("Options") to acquire an aggregate of 268,800 Shares, with exercise prices ranging from $9.53 to $16.00. According to the Schedule TO, unvested Options held by such persons will be assumed by Thermo Electron in the Merger and converted into options to acquire shares of Thermo Electron's common stock on the same terms as are applicable to all the other holders of Options. The Schedule TO further indicates that, in the case of vested Options held by such persons, the holders will be given the opportunity to elect in the Merger either to convert the Options into options for Thermo Electron common stock or to receive cash for their Options at the Offer Price less the applicable exercise price.

     As of January 1, 2000, deferred units equal to 298, 2,573 and 485 Shares had accumulated under Sentron's deferred compensation plan for directors for the benefit of William W. Hoover, Donald E. Noble and Peter Richman, respectively. Messrs. Hoover and Richman are members of the Special Committee of the Board of Directors of Sentron. According to the Schedule TO, these units will be converted into the right to receive the Offer Price in the Merger per unit for an aggregate cash payment of $4,619, $39,881 and $7,517, respectively.

     Lewis J. Ribich, President, Chief Executive Officer and a director of Sentron, is party to an executive retention agreement with Thermo Electron that provides for certain severance benefits if there is a change of control of Thermo Electron and Mr. Ribich's employment is terminated by Thermo Electron "without cause" or by Mr. Ribich for "good reason" (as those terms are defined in the agreement) within 18 months thereafter. The terms of the executive retention agreement between Thermo Electron and Mr. Ribich are described in the section entitled "Executive Retention Agreements" in Sentron's Proxy Statement, which section is incorporated herein by this reference.

     Certain directors and certain executive officers of Sentron are directors or officers of Thermo Electron and/or Thermedics. All of such directors and executive officers of Sentron hold equity interests in Thermo Electron and Thermedics. See Schedule I hereto for a listing the positions that the directors and executive officers of Sentron hold with Thermo Electron and/or Thermedics and their ownership of common stock of Thermo Electron and/or Thermedics. Theo Melas-Kyriazi, the Chief Financial Officer of Sentron, is also the Chief Financial Officer of Thermo Electron and Thermedics. John T. Keiser, a director of Sentron, is Chief Operating Officer, Biomedical of Thermo Electron and is President and Chief Executive Officer of Thermedics. Paul F. Kelleher, the Chief Accounting Officer of Sentron, is also the Chief Accounting Officer of Thermo Electron and Thermedics. Consequently, certain of these directors and officers receive or have received compensation not only from Sentron but also from Thermo Electron, Thermedics and their affiliates.

INDEMNIFICATION AGREEMENTS

     Each of Sentron's directors and officers have entered into separate indemnification agreements with Thermo Electron providing for indemnification of and advancement of expenses to such persons directly by Thermo Electron in the event that such person, by reason of his or her status as a director or officer of Sentron (or service as a director, officer or fiduciary of another enterprise at the request of Thermo Electron), is made or threatened to be made a party to any threatened, pending, or completed action, suit or other proceeding, whether civil, criminal, administrative or investigative, if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of Thermo Electron, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of any threatened, pending or completed action, suit or proceeding by or in the right of Thermo Electron, indemnification shall be made to the maximum extent permitted under Delaware law.

DIRECTORS OF THERMO ELECTRON AND THERMEDICS

     The members of the Boards of Directors of Thermo Electron and Thermedics own common stock of, or hold options to purchase the common stock of, Thermo Electron, Thermedics and/or Sentron. In addition, certain members of the Boards of Directors of Thermo Electron and Thermedics are also officers of Sentron. These positions and equity interests present these directors with actual or potential conflicts of interest in determining the fairness of the Offer and the Merger to Sentron's public stockholders. See Schedule I to the Offer to Purchase for a listing of the positions that the members of the Boards of Directors of Thermo Electron and Thermedics hold with Thermo Electron, Thermedics and Sentron and their ownership of the common stock of Thermo Electron, Thermedics and Sentron.

MINNEAPOLIS LEASE

     Sentron has entered into a fifteen-year lease arrangement with Thermo Electron, effective as of January 1, 2000, with respect to Sentron's principal executive offices in Minneapolis, Minnesota. Thermo Electron purchased the building in December 1999 from Baker Hughes Corporation for $5.5 million. The rent payable by Sentron to Thermo Electron under this lease is $50,000 per month for the first five years of the lease term, $55,000 per month for the second five years of the lease term and $60,000 per month for the third five years of the lease term.

RELATIONSHIP WITH AFFILIATES

     Certain other agreements, arrangements and understandings between Sentron and Thermo Electron or its subsidiaries are described in the section entitled "Relationship With Affiliates" in Sentron's Proxy Statement, which section as supplemented by the following description is incorporated by this reference.

     In June 1998, Sentron borrowed $21.0 million from Thermo Electron pursuant to a promissory note due December 1998, bearing interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, determined at the beginning of each quarter. Sentron entered into this note in order to partially finance its acquisition of the three businesses that constituted the product-monitoring group of Graseby Limited, a subsidiary of Smiths Industries plc ("Graseby"), for $44.0 million in cash, net of cash acquired, and the assumption of certain liabilities. In December 1998, Sentron repaid $2.0 million of this amount and issued Thermo Electron a new promissory note for $19.0 million in exchange for the initial note. Subsequently, in June 1999, Sentron repaid $6.0 million of this amount and issued Thermo Electron a new promissory note for $13.0 million in exchange for the December 1998 note. Sentron repaid an additional $1.0 million of the amount owed under the note in each of the third and fourth quarters of 1999. The new note is due March 2000 and bears interest at the 30-day Dealer Commercial Paper Rate plus 150 basis points, determined on the second business day of each fiscal month of Sentron.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

BACKGROUND

     On December 10, 1998, Thermo Electron announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including Sentron. As part of this reorganization, Thermedics' majority interest in Sentron would be transferred to Thermo Electron. Sentron would then be taken private and become a wholly-owned subsidiary of Thermo Electron. Sentron's Proxy Statement for its 1999 Annual Meeting of Stockholders held on May 27, 1999 stated that it was currently contemplated that Sentron's stockholders would receive cash in exchange for their shares of Sentron Common Stock. The completion of these transactions would be subject to numerous conditions, including the establishment of prices and exchange ratios, approval by the Board of Directors of Sentron (including the independent directors of Sentron), negotiation and execution of definitive agreements, and the receipt of fairness opinions from investment banking firms on certain financial aspects of the transactions.

     On May 24, 1999, the Sentron Board of Directors held a special meeting by conference telephone. At this meeting, the Board appointed a Special Committee of the Board, consisting of independent directors, to act on behalf of, and in the interests of, the stockholders of Sentron other than Thermedics and Thermo Electron and the officers and directors of each of Sentron, Thermedics and Thermo Electron (the "Sentron public stockholders") for the purpose of evaluating the merits of, and negotiating the terms of, any proposed transaction with Thermo Electron and/or Thermedics; considering such alternatives as the Special Committee deemed appropriate; and making a recommendation to the full Board of Directors of Sentron as to whether to approve any such transaction. The Board appointed Peter Richman to serve as the member of the Special Committee. The Board also authorized the Special Committee to retain a financial advisor, a legal advisor and any other professional advisors the Special Committee in its discretion deemed necessary to assist it in carrying out its responsibilities. Additionally, the Sentron Board of Directors granted the Special Committee and its professional advisors access to all of the officers and other members of management of Sentron and to all information and materials about Sentron, including its books, records, projections and financial statements, that were deemed necessary by the Special Committee and its advisors for their review. Lastly, the Board voted that each member of the Special Committee shall be paid a one-time retainer of $20,000 for his service as a member of the Special Committee and shall receive meeting fees of $1,000 for each meeting of the Special Committee attended in person and $500 for each meeting attended by means of conference telephone.

     By a unanimous written consent of the Board of Directors of Sentron dated May 28, 1999, the Sentron Board of Directors was increased from five to six members, William W. Hoover was elected a director of Sentron and Mr. Hoover was appointed a member of the Special Committee of the Board of Directors so that the Special Committee would consist of two independent directors.

     In June 1999, the Special Committee interviewed two law firms to act as the legal advisor to the Special Committee. Following these interviews, the Special Committee retained Nutter, McClennen & Fish, LLP ("Nutter, McClennen") of Boston to act as its legal advisor. In making its decision, the Special Committee took steps to assure itself of the independence of Nutter, McClennen and the lack of any conflicts of interest with regard to representing the Special Committee in a transaction involving Thermo Electron and/or Thermedics and Sentron.

     Following its retention, Nutter, McClennen advised the Special Committee as to its duties and responsibilities to the Sentron public stockholders and, at the request of the Special Committee, confirmed that its members were independent directors with respect to any proposed transaction between Thermo Electron and/or Thermedics and Sentron.

     Thereafter, in July 1999, the Special Committee interviewed four investment banking firms to serve as the Special Committee's financial advisor in evaluating the terms of any proposed transaction between Thermo Electron and/or Thermedics and Sentron. The Special Committee retained HSBC Securities (USA) Inc. ("HSBC") as its exclusive financial advisor in connection with the acquisition of the Shares held by the Sentron public stockholders. In making its decision, the Special Committee took steps to assure itself of the independence of HSBC and the lack of any conflicts of interest with regard to advising the Special Committee in a transaction involving Thermo Electron and/or Thermedics and Sentron.

     At the request of the Special Committee, HSBC undertook to perform a due diligence investigation of Sentron during August 1999. In connection with this investigation, HSBC interviewed members of Sentron's management and visited Sentron facilities. HSBC also reviewed financial information concerning Sentron, including budgets and financial projections, prepared by members of Sentron management.

     By a letter dated September 8, 1999, Theo Melas-Kyriazi, the Chief Financial Officer of Thermo Electron, Thermedics and Sentron, offered on behalf of Thermo Electron a price of $15.50 per Share in cash for the Shares held by the Sentron public stockholders. The offer was subject to the approval of the Boards of Directors of Thermo Electron and Thermedics. The letter stated that the offer was based upon an analysis of financial multiples for selected comparable publicly traded companies and a discounted cash flow analysis as set forth in the letter.

     The Special Committee met with its advisors by conference telephone on September 9, 1999. At this meeting, the Special Committee received a report from HSBC concerning its due diligence investigation and discussed with its advisors the offer from Thermo Electron. The Special Committee determined that the offer was inadequate. The Special Committee reached its conclusion based upon discounted cash flow, comparable mergers and acquisitions, minority interest buyout and comparable publicly-traded company analyses prepared for it at its direction by HSBC.

     By a letter to Mr. Melas-Kyriazi dated September 13, 1999, at the instruction of the Special Committee, HSBC responded to the Thermo Electron offer by proposing a price of $20.83 per Share for the Shares held by the Sentron public stockholders, with the condition that any merger between Sentron and Thermo Electron or any of Thermo Electron's subsidiaries must be approved by a majority of the Shares held by the Sentron public stockholders. As discussed in the letter, the rationale for the Special Committee's counterproposal was based upon a discounted cash flow analysis, a comparable mergers and acquisitions analysis, a minority interest buyout analysis and a comparable publicly traded company analysis.

     Thermo Electron orally rejected any condition that a transaction be subject to approval of a majority of the Shares held by the Sentron public stockholders. From September 13 to October 13, 1999, Thermo Electron and HSBC exchanged further information and discussed appropriate ways to value the Shares held by the Sentron public stockholders. During this period, the Special Committee met twice by conference telephone to review the situation but made no determination that a price less than $20.83 would be acceptable to the Special Committee.

     On October 12, 1999, Mr. Melas-Kyriazi orally advised HSBC he was willing to propose, subject to the approval of the Board of Directors of Thermo Electron, a price of $16.25 per Share for the Shares held by the Sentron public stockholders. On October 13, 1999, Mr. Melas-Kyriazi sent a letter to the Special Committee advising the Special Committee that Thermo Electron was rethinking its $16.25 per Share offer because it had just become aware that Sentron's bookings "fell meaningfully short of budget in Q3 '99 and that [Sentron's] management was reducing its projections for 1999 and 2000". As a result, Mr. Melas-Kyriazi advised that Thermo Electron was now prepared to offer $15.25-$15.75 per Share for the Shares held by the Sentron public stockholders. The letter sets forth and discusses the rationale for Thermo Electron's original $16.25 offer: analysis of financial multiples for selected comparable publicly traded companies, a valuation comparison with Mettler-Toledo International, Inc. ("Mettler-Toledo") (cited by Thermo Electron as a particularly appropriate benchmark), a discounted cash-flow analysis and a premium over current stock price.

     The Special Committee discussed the Thermo Electron letter with its advisors at a meeting held by conference telephone on October 21, 1999. The Special Committee instructed HSBC to discuss with Sentron's management Sentron's financial performance and projections and agreed that it could not respond to Thermo Electron's proposal until it had additional information. By a letter dated October 26, 1999, on behalf of the Special Committee Nutter, McClennen advised Thermo Electron that further discussions concerning an appropriate price to be paid for the Shares should be suspended until the Special Committee could review and analyze with its advisors Sentron's actual complete financial results for the third quarter and any revised forecasts for the fourth quarter and future periods prepared by Sentron's management.

     On November 4, 1999, Thermo Electron provided the Special Committee with the additional information requested by the Special Committee, including Sentron's reported financial results for the quarter ended October 2, 1999. The Special Committee thereupon directed HSBC to analyze this information and to conduct, and to report to the Special Committee the results of, further due diligence with Sentron's management concerning the corporation's future prospects. HSBC did so and reported to the Special Committee that the views of Sentron's management concerning Sentron's future prospects remained unchanged. Sentron's management attributed the budgetary shortfall in bookings for the third quarter to delays caused by customer concerns over year 2000 (Y2K) issues and advised HSBC that Sentron's management believed its competitors were experiencing similar delays. Sentron's management also advised HSBC that the reduction in projections for 1999 and 2000 resulted solely from a directive from Thermo Electron to revise the projections based upon 90% certainty of achievement as compared to 80% certainty of achievement, the prior practice. HSBC also noted that Sentron's reported financial results for the quarter ended October 2, 1999 were higher than the reported results for the comparable quarter one year earlier. For the 1999 quarter, Sentron reported earnings per share of $0.50 on revenues of approximately $81.8 million as compared to earnings per share of $0.45 and revenues of approximately $69.6 million for the quarter one year earlier.

     Between October 26, 1999 and December 10, 1999, the Special Committee met four times by conference telephone with its professional advisors to monitor and discuss the activities of HSBC. During these meetings, the Special Committee also discussed the significance of public announcements, brought to the attention of the Special Committee by HSBC, made on October 20, 1999 of the terms on which Thermo Electron would acquire the minority ownership position of three subsidiaries, ThermoRetec Corporation, Thermo TerraTech Inc. and The Randers Killam Group Inc. During the latter part of November, Mr. Melas-Kyriazi orally indicated to HSBC that Thermo Electron was willing to offer $16.00 per Share for the Shares held by the Sentron public stockholders, subject to the approval of the Thermo Electron and Thermedics Boards of Directors.

     On December 10, 1999, on behalf of the Special Committee Nutter, McClennen, sent a letter to Mr. Melas-Kyriazi stating the Special Committee's conclusion that a fair price for the Shares held by the Sentron public stockholders was $19.25. The letter stated in detail the basis for the Special Committee's conclusion. Inasmuch as the Special Committee believed that the current market price for the Shares approximated the intrinsic value of these Shares, the letter stressed in particular the Special Committee's belief that the correct way to value Sentron is based upon an appropriate premium to market for the minority interest in a going-private transaction. The letter pointed out that the $19.25 per Share proposal represented an approximate 29.5% premium to the closing price for the Shares on December 9, 1999, the same approximate premium paid in the ThermoRetec, Thermo TerraTech and the Randers Killam transactions and a premium below the average premium paid in comparable minority transactions from January 1998 through July 1999 and below the average premium announced in eight Thermo Electron minority buyout transactions since March 1998. A copy of this letter was sent also to Dr. George Hatsopoulos, Chairman of Thermo Electron, asking his assistance in the resolution of a price that would be acceptable to the Special Committee and to Thermo Electron.

     On December 23, 1999, Mr. Melas-Kyriazi sent a letter to the Special Committee rejecting the analysis contained in the Special Committee's letter. No counteroffer was made by Thermo Electron. The Special Committee requested HSBC to consider Mr. Melas-Kyriazi's letter with a view toward formulating a response. The Special Committee met by conference telephone on January 5 and 14, 2000 to monitor HSBC's efforts and to discuss an appropriate response. During these meetings, HSBC reported that at the request of the Special Committee it had again met with Sentron's management and that Sentron's management had not changed their views concerning Sentron's prospects.

     On January 17, 2000, Mr. Melas-Kyriazi advised Nutter, McClennen by telephone and Thermo Electron's counsel confirmed by letter an offer to acquire by merger the Shares held by the Sentron public stockholders at a price of $15.50 per Share, subject to the condition that the merger is approved by an affirmative vote of the majority of the Shares held by the Sentron public stockholders. The letter stated that the Thermo Electron offer would expire as of noon, Friday, January 21, 2000.

     The Special Committee met by conference telephone with its advisors on January 17 and 20, 2000 to discuss Thermo Electron's letters of December 23, 1999 and January 17, 2000. The Special Committee concluded that its analysis of a fair price for the Shares held by the Sentron public stockholders continued to be correct and directed Nutter, McClennen on behalf of the Special Committee to send a detailed response to Mr. Melas-Kyriazi's letter of December 23, 1999, which Nutter, McClennen did on January 20, 2000.

     On the morning of January 21, 2000, on behalf of the Special Committee Nutter, McClennen delivered a letter to Thermo Electron's counsel in response to his letter of January 17, 2000. Nutter, McClennen's letter noted that Thermo Electron's $15.50 per Share offer was the same offer that had been initially made by Thermo Electron in September. For the reasons expressed by and on behalf of the Special Committee since September, the Special Committee did not believe that $15.50 per Share represented an adequate price for the Shares held by the Sentron public stockholders. The Special Committee also advised that it had taken note of the condition that a $15.50 per Share merger price would be subject to approval by the affirmative vote of a majority of the Shares held by the Sentron public stockholders. The Special Committee advised that if Thermo Electron and the Sentron Board wished to proceed on the basis of a merger involving a price of $15.50 per Share conditioned upon approval by a majority of the Shares held by the Sentron public stockholders, the Special Committee would not seek to oppose such a transaction. The Special Committee stated that it would be obliged to convey to the Sentron public stockholders the view of the Special Committee that it cannot conclude that $15.50 per Share represents an adequate price for the Shares held by them. The Special Committee also advised that the members of the Special Committee in their capacities as directors of Sentron would abstain with respect to any vote taken by the Sentron Board of Directors relating to such a merger or any other transaction in which the Sentron public stockholders would receive $15.50 per Share for their Shares so long as the merger or other transaction had to be approved by the affirmative vote of a majority of the Shares held by the Sentron public stockholders.

     A special meeting of the Sentron Board of Directors was held on Saturday, January 29, 2000, by conference telephone. Attending this meeting were representatives from Thermo Electron. The purpose of this meeting was to advise the Sentron Board of Directors of Thermo Electron's reorganization plan which was to be publicly announced the following Monday, January 31, 2000. Under this reorganization plan, Thermo Electron advised that Thermedics would make a tender offer for the Shares held by the Sentron public stockholders at a price of $15.50 per Share. Thermo Electron further stated that if, as a result of the tender offer, Thermedics and Thermo Electron own 90% or more of Sentron's outstanding Shares, Thermedics and Thermo Electron would cause a short-form merger of Sentron into Thermedics and pay to the then stockholders of Sentron, other than Thermedics, in cash, the sum of $15.50 per Share. During the meeting, members of the Special Committee pointed out to the Sentron Board of Directors that inasmuch as Thermedics and/or Thermo Electron and its other subsidiaries owned approximately 86% of Sentron's outstanding Shares, Thermedics could obtain ownership of 90% or more of Sentron's outstanding Shares even if significantly less than a majority of the Shares held by the Sentron public stockholders were tendered. As a result, the Sentron public stockholders would receive a price of $15.50 per Share even if the $15.50 per Share price was not deemed acceptable by a majority of the Sentron public stockholders.

     On February 29, 2000, the Board of Directors of Sentron held a special meeting by conference telephone. At this meeting, the Board voted to delegate to the Special Committee the response to be made on behalf of Sentron to any tender offer made by Thermedics to the extent required under the federal securities laws. This vote was carried by a margin of four-to-two, with the two members of the Special Committee voting against on the basis that they believed any position to be taken in response to such a tender offer should be taken by a vote of the entire Board.

RECOMMENDATION OF THE SPECIAL COMMITTEE

     THE SPECIAL COMMITTEE UNANIMOUSLY RECOMMENDS THAT THE SENTRON PUBLIC STOCKHOLDERS DO NOT TENDER THEIR SHARES TO THERMEDICS BECAUSE THE SPECIAL COMMITTEE DOES NOT BELIEVE THAT $15.50 PER SHARE REPRESENTS AN ADEQUATE PRICE FOR THEIR SHARES. THE REASONS FOR THE SPECIAL COMMITTEE'S CONCLUSION ARE SET FORTH IN DETAIL IN THE LETTERS DATED DECEMBER 10, 1999 AND JANUARY 20, 2000 REFERRED TO ABOVE SENT TO THERMO ELECTRON BY NUTTER, MCCLENNEN ON BEHALF OF THE SPECIAL COMMITTEE. THESE LETTERS INCLUDED ARE INCLUDED IN THIS STATEMENT AS SCHEDULES II AND III. THE PRINCIPAL REASONS FOR THE SPECIAL COMMITTEE'S RECOMMENDATIONS ARE SUMMARIZED BELOW.

     - The Special Committee believes that the market price for the Shares one week prior to the January 31, 2000 announcement by Thermo Electron of its reorganization plan approximates the intrinsic value of these Shares and, therefore, that a fair price for the Shares held by the Sentron public stockholders is an appropriate premium to market. Recent transactions, involving both minority interest buyout transactions generally and minority interest buyout transactions of Thermo Electron's subsidiaries particularly, justify a Sentron minority interest buyout premium in excess of that represented by the $15.50 per Share price. The average market premium for the 24 minority interest buyout transactions that occurred from January 1998 through July 1999 based upon the trading price one week prior to the announcement was 38.5%. The average market premium for the ten transactions during the past two years in which Thermo Electron agreed to buy back the stock of a subsidiary in which Thermo Electron held a stake greater than 50% was 30.7% based upon the trading price one week prior to the announcement of the transaction. A $15.50 per Share price for the Shares held by the Sentron public stockholders represents only a 7% premium to market based upon the trading price for the Shares one week prior to the January 31, 2000 announcement by Thermo Electron of its reorganization plan.

     - The public trading price for the Shares at the time of the Thermo Electron plan of reorganization announcement on January 31, 2000 did not already reflect a sufficient buyout premium. With the assistance of its professional advisors, the Special Committee compared the trading history for the Shares with that of three other Thermo Electron subsidiaries, The Randers Killam Group Inc., Thermo TerraTech Inc. and ThermoRetec Corporation (the "Comparable Companies"). On May 5, 1999, it was public information that Thermo Electron and/or its affiliates intended to acquire the minority stockholder interest in each of Sentron and the Comparable Companies. From May 5, 1999 to October 19, 1999, the stock price for each company moved independently, ranging from an increase of 115% in the case of ThermoRetec to an increase of 23% in the case of Thermo TerraTech. On October 20, 1999, Thermo Electron announced that it was acquiring the minority interest in the Comparable Companies -- at an average premium of 29% to the closing prices for shares of these companies on October 19. Presumably in response to the announcements, the price per share for the Comparable Companies rose an average of approximately 20% on October 20. On October 20, Sentron's stock price rose only 1.8%. From October 20 until January 28, 2000, the last trading day before Thermo Electron's announcement of its reorganization plan, Sentron's stock price increased only 4%.

     - Thermo Electron's assertion that a $15.50 price represents a 73% premium over the price for the Shares on December 9, 1998, the day before Thermo Electron announced a proposed going-private transaction involving Sentron, fails to convey all of the relevant facts. In point of fact, Sentron's stock price rose less than 6% in the days following the announcement on December 9, 1998 and approximately 11% during the five-month period between December 10, 1998 and May 20, 1999. On May 21, 1999 Thermo Instrument, a subsidiary of Thermo Electron, announced that it would acquire all outstanding shares of Thermo Spectra for cash. At that point, the price for the Shares rose significantly, 30% from May 20 to May 24, 1999. But so did the share price for the Comparable
       Companies -- the increase in their individual share prices from May 20, 1999 to May 24, 1999 ranged between 25% and 27%. And as the previous paragraph points out, Thermo Electron thereafter acquired the minority interest in the Comparable Companies -- at a significant 29% average premium to their then-higher stock prices.

     - Thermo Electron has contended that the preferred method of valuing the Shares held by the Sentron public stockholders is by comparison to Mettler-Toledo, a major competitor of Sentron, and at one point acknowledged that it would consider paying a premium to any valuation of Sentron obtained by such a comparison. The Special Committee disagrees that the preferred method of valuing the Shares held by the Sentron public stockholders is by comparison to Mettler-Toledo but believes that under a variety of analyses deemed appropriate by the Special Committee, any valuation of Sentron based upon a comparison with Mettler-Toledo, assuming an appropriate premium is applied, would require a range of higher prices for the Shares held by the Sentron public stockholders than $15.50 per Share.

     - Despite revised reduced projections for 1999 and 2000 resulting from a directive from Thermo Electron as to how budgets should be prepared, the Special Committee shares the belief of Sentron's management that Sentron's future prospects remain undiminished. In this regard, the Special Committee notes that Sentron reported a 20% increase in earnings per share for the fourth quarter of 1999, from $0.15 to $0.18, as compared to the same quarter one year earlier notwithstanding a more than 10% decrease in revenues for the fourth quarter of 1999 as compared to the same quarter one year earlier. For the full fiscal 1999 year as compared to the fiscal 1998 year, Sentron's revenues increased almost 10% and its earnings per share increased approximately 14%, from $0.59 for 1998 to $0.68 per share ($0.67 per share diluted).

     In reaching its conclusions, the Special Committee relied upon advice, information and analyses provided to it by its professional advisors. The Special Committee did not receive, nor did it seek, an opinion from HSBC as to the fairness, from a financial point of view, of $15.50 per Share for the Shares held by the Sentron public stockholders.

INTENT TO TENDER

     To Sentron's knowledge after reasonable inquiry, Peter Richman intends to hold his Shares and not tender such Shares in the Offer. William W. Hoover currently does not own any Shares that can be tendered in the Offer. Except as set forth above, to Sentron's knowledge after reasonable inquiry, all of the directors and executive officers of Thermo Electron, Thermedics and Sentron who own Shares have advised Thermedics that they intend to tender their Shares in the Offer.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     In July 1999, the Special Committee retained HSBC as its financial advisor in connection with the Special Committee's evaluation of the terms of any proposed transaction between Thermo Electron and/or Thermedics and Sentron. At the Special Committee's request, Sentron and Thermo Electron entered into an engagement letter with HSBC dated August 26, 1999, pursuant to which HSBC agreed to provide financial advisory services to the Special Committee in connection with the proposed transaction.

     Pursuant to the terms of the engagement letter, HSBC received a non-reimbursable retainer fee of $50,000. Sentron also agreed to reimburse HSBC for reasonable out-of-pocket expenses (including the reasonable fees and expenses of its legal counsel) up to a maximum of $50,000. The engagement letter also provided for additional fees to be paid if the Special Committee requested an opinion from HSBC as to the fairness, from a financial point of view, of the Offer; the Special Committee did not request such an opinion.

     Neither Sentron nor any person acting on its behalf has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations on its behalf with respect to the Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     On February 17, 2000, John W. Wood, Jr., an executive officer and director of Thermedics, exercised an option to purchase 400 Shares at an exercise price of $9.80 per share. Except for the exercise of the option by Mr. Wood, no transactions in the Shares have been effected during the past 60 days by Sentron or, to the best of Sentron's knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Except as set forth in this Statement, Sentron is not engaged in any negotiation in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Sentron or any subsidiary of Sentron, (ii) a purchase, sale or transfer of a material amount of assets by Sentron or any subsidiary of Sentron,
(iii) a tender offer for or other acquisition of securities by or of Sentron or
(iv) any material change in the present dividend policy or indebtedness or capitalization of Sentron.

     There are no transactions, Board of Directors resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in this Item 7.

ITEM 8.  ADDITIONAL INFORMATION

     None.

ITEM 9.  EXHIBITS

     The following Exhibits have been filed with the Commission but, in accordance with Commission rules, are not included with the copy of this
Schedule 14D-9 that Sentron intends to mail to its stockholders. The Exhibits to this Schedule 14D-9 may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from such offices, upon payment of the fees prescribed by the Commission. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that submit electronic filings to the Commission.

  (a)(1)  Letter to Shareholders dated March 17, 2000
  (a)(2)  Press release dated March 7, 2000
  (a)(3)  Press release dated January 31, 2000 (filed as Exhibit 99 to
          Sentron's Current Report on Form 8-K dated February 1, 2000 and incorporated herein by reference)
  (e)(1)  Selected Sections of Sentron's Proxy Statement for its 1999
          Annual Meeting of Stockholders as filed with the Securities and Exchange Commission on April 19, 1999
  (e)(2)  Form of Indemnification Agreement for Officers and Directors
          (filed as Exhibit 10.10 to Sentron's Registration Statement on Form S-1 (Reg. No. 333-806) and incorporated herein by reference)
  (e)(3) Amended and Restated $13.0 Million Promissory Note dated as of June 30, 1999, issued by Sentron to Thermo Electron
          (filed as Exhibit 10.2 to Sentron's Quarterly Report on Form
          10-Q for the quarter ended July 3, 1999 (File No. 1-14254) and incorporated herein by reference)
  (g)     None

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THERMO SENTRON INC.

                                          By: /s/ WILLIAM W. HOOVER
                                            ------------------------------------
                                          Name: William W. Hoover
                                          Title:   Member of the Special
                                                   Committee
                                              of the Board of Directors

                                          By: /s/ PETER RICHMAN
                                            ------------------------------------
                                          Name: Peter Richman
                                          Title:   Member of the Special
                                                   Committee
                                              of the Board of Directors

Dated: March 17, 2000

                                   SCHEDULE I

                     MEMBERS OF THE BOARD OF DIRECTORS AND
                   EXECUTIVE OFFICERS OF THERMO SENTRON, INC.

     The name, positions with Thermo Sentron Inc. ("Thermo Sentron"), present principal occupation or employment and five-year employment history of each of the directors and executive officers of Thermo Sentron are set forth below.

MARSHALL J. ARMSTRONG            Mr. Armstrong, 64, has been a director of
                                 Thermo Sentron since September 1996. Mr.
                                 Armstrong was the Senior Vice President,
                                 Government Affairs of Thermo Electron from
                                 March 1997 until September 1999 and was a Vice
                                 President of Thermo Electron from 1986 until his promotion. He also served as Chairman of the Board of Thermo Power Corporation, a wholly-owned subsidiary of Thermo Electron that develops and commercializes intelligent traffic-control systems and related products, industrial refrigeration equipment, and commercial cooling and cogeneration systems, from 1990 to 1996, as its Chief Executive
                                 Officer from 1991 to 1996, and as its President from 1992 to 1995. He is also a director of SatCon Technology Corporation.

WILLIAM W. HOOVER                Mr. Hoover, 67, has been a director of Thermo
                                 Sentron since May 1999. Mr. Hoover is a retired
                                 U.S. Air Force Major General and former
                                 Assistant Secretary of the U. S. Department of
                                 Energy. Since 1993, Mr. Hoover has been
                                 President of Hoover Associates, a consulting firm.

JOHN T. KEISER                   Mr. Keiser, 64, has been a director of Thermo
                                 Sentron since September 1998 and Chairman of the Board since December 1998. He has been the Chief Operating Officer, Biomedical, of Thermo
                                 Electron since September 1998, and was a Vice
                                 President from April 1997 until his promotion.
                                 Mr. Keiser has been the President and Chief
                                 Executive Officer of Thermedics since March
                                 1998 and December 1998, respectively, and was a Senior Vice President of Thermedics from 1994 until his promotion to President. He has also been the President of Thermo Electron's wholly owned biomedical group, a manufacturer of medical equipment and instruments, since 1994.
                                 Mr. Keiser is a director of Metrika Systems
                                 Corporation, Thermedics Detection Inc.,
                                 Thermedics, Thermo Cardiosystems Inc.,
                                 ThermoLase Corporation, ThermoTrex Corporation and Trex Medical Corporation.

DONALD E. NOBLE                  Mr. Noble, 85, has been a director of Thermo
                                 Sentron since January 1996. For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid
                                 Incorporated, first with the title of president and then as Chairman of the Board. Mr. Noble is also a director of Thermo Fibertek Inc. and Thermo TerraTech Inc.

LEWIS J. RIBICH                  Mr. Ribich, 55, has been the Chief Executive
                                 Officer, President and a director of Thermo
                                 Sentron since its inception in 1995. He has also been President of Ramsey Technology Inc., the predecessor of Thermo Sentron, since 1990.

PETER RICHMAN                    Mr. Richman, 72, has been a director of Thermo
                                 Sentron since January 1996. Mr. Richman was a consultant to Thermedics and its subsidiaries on corporate development and acquisition strategies from March 1993 to March
                                 1995.

PAUL F. KELLEHER                 Mr. Kelleher, 57, has been Chief Accounting
                                 Officer of Thermo Sentron since 1995. He has been the Senior Vice President, Finance and
                                 Administration, of Thermo Electron since June
                                 1997, and served as its Vice President, Finance from 1987 until 1997. Mr. Kelleher served as Thermo Electron's Controller from 1982 until
                                 January 1996. Mr. Kelleher is a director of ThermoLase Corporation.

THEO MELAS-KYRIAZI               Mr. Melas-Kyriazi, 40, has been Chief Financial
                                 Officer of Thermo Sentron since January 1999.
                                 He has been a Vice President of Thermo Electron since March 1998 and its Chief Financial
                                 Officer since January 1999. Prior to his appointment as a Vice President at Thermo
                                 Electron, Mr. Melas-Kyriazi served as President and Chief Executive Officer of ThermoSpectra
                                 Corporation, a wholly-owned subsidiary of
                                 Thermo Electron that develops, manufactures, and markets precision imaging, inspection, measurement, and temperature-control instrumentation for customers in an array of industries from its inception until March 1998.
                                 He is a director of ThermoRetec Corporation.

DANIEL E. WALSH                  Mr. Walsh, 36, has been the Vice President,
                                 Finance of Thermo Sentron since December 1999.
                                 Prior to promotion, Mr. Walsh served as
                                 Director of Finance from March 1998 until
                                 November 1999. Mr. Walsh was the Internal Audit and Tax Manager for Cowles Media Company from
                                 June 1994 until March 1998.

     The following table sets forth the beneficial ownership of Common Stock, as well as the common stock of Thermedics, Thermo Sentron's parent company, and of Thermo Electron, Thermedics' parent company, as of January 31, 2000, with respect to each director and each executive officer of Thermo Sentron and all such directors and executive officers as a group.

     While certain directors and executive officers of Thermo Sentron are also directors and executive officers of Thermo Electron or its subsidiaries other than Thermo Sentron, all such persons disclaim beneficial ownership of the shares of Common Stock owned by Thermo Electron.

                                                                                           THERMO ELECTRON
NAME(1)                                  THERMO SENTRON INC.(2)     THERMEDICS INC.(3)     CORPORATION(4)
-------                                  -----------------------    -------------------    ---------------
Marshall J. Armstrong..................            2,000                    1,448               199,732
William W. Hoover......................              298                    5,900                     0
John T. Keiser.........................           19,500                  194,693               331,636
Paul F. Kelleher.......................            5,000                   20,360               213,530
Theo Melas-Kyriazi.....................                0                   11,861               458,532
Donald E. Noble........................           18,873                   17,173                67,868
Lewis J. Ribich........................          207,500                   52,001                27,918
Peter Richman..........................           16,485                    5,000                     0
Daniel E. Walsh........................           10,000                        0                   312
All directors and executive officers as
  a group (9 persons)..................          279,656                  308,436             1,299,528

---------------
(1) Except as reflected in the footnotes to this table, shares beneficially owned consist of shares owned by the indicated person or by that person for the benefit of minor children and all share ownership includes sole voting and investment power.

(2) Shares of Common Stock beneficially owned by Mr. Armstrong, Mr. Keiser, Mr. Kelleher, Mr. Noble, Mr. Ribich, Mr. Richman, Mr. Walsh and all directors and executive officers as a group include 2,000,

    19,500, 5,000, 15,000, 202,300, 15,000, 10,000 and 268,800 shares, respectively, that such person or group has the right to acquire within 60 days of January 31, 2000, through the exercise of stock options. Shares of Common Stock beneficially owned by Mr. Hoover, Mr. Noble, Mr. Richman and all directors and executive officers as a group include 298, 2,573, 485, and 3,356 shares, respectively, allocated to their respective accounts through January 1, 2000, maintained under Thermo Sentron's deferred compensation plan for directors. No director or executive officer beneficially owned more than 1% of the Common Stock outstanding as of January 31, 2000, except for Mr. Ribich, who owned 2.15% of such Common Stock; all directors and executive officers as a group beneficially owned 2.91% of the Common Stock outstanding as of such date.

(3) Shares of the common stock of Thermedics beneficially owned by Mr. Hoover, Mr. Keiser, Mr. Kelleher, Mr. Noble, Mr. Ribich, Mr. Richman, and all directors and executive officers as a group include 5,900, 187,900, 10,000, 7,500, 51,200, 5,000 and 267,500 shares, respectively, that such person or group has the right to acquire within 60 days of January 31, 2000, through the exercise of stock options. Shares of the common stock of Thermedics beneficially owned by Mr. Armstrong, Mr. Kelleher, Mr. Melas-Kyriazi and all directors and executive officers as a group include 1,448, 1,294, 1,119 and 3,861 shares, respectively, allocated through January 31, 2000, to their accounts maintained pursuant to Thermo Electron's employee stock ownership plan (the "ESOP"), of which the trustees, who have investment power over its assets, are executive officers of Thermo Electron. No director or executive officer beneficially owned more than 1% of the Thermedics common stock outstanding as of January 31, 2000; all the directors and executive officers as a group did not beneficially own more than 1% of the common stock of Thermedics outstanding as of January 31, 2000.

(4) Shares of the common stock of Thermo Electron beneficially owned by Mr. Armstrong, Mr. Keiser, Mr. Kelleher, Mr. Melas-Kyriazi, Mr. Noble, Mr. Ribich and all directors and executive officers as a group include 137,676, 263,230, 179,359, 384,361, 14,929, 26,748 and 1,006,303 shares, respectively, that such person or group has the right to acquire within 60 days of January 31, 2000, through the exercise of stock options. Shares of common stock of Thermo Electron beneficially owned by Mr. Noble and all directors and executive officers as a group include 46,813 shares allocated through January 1, 2000, to Mr. Noble's account, maintained pursuant to Thermo Electron's deferred compensation plan for directors. Shares of the common stock of Thermo Electron beneficially owned by Mr. Armstrong Mr. Kelleher, Mr. Melas-Kyriazi and all directors and executive officers as a group include 2,598, 1,426, 1,071 and 5,095 shares, respectively, allocated through January 31, 2000, to their accounts maintained pursuant to the ESOP. Shares of the common stock of Thermo Electron beneficially owned by Mr. Armstrong include 249 shares owned by his spouse. No director or executive officer beneficially owned more than 1% of the Thermo Electron common stock outstanding as of January 31, 2000; all the directors and executive officers as a group did not beneficially own more than 1% of the common stock of Thermo Electron outstanding as of January 31, 2000.

                                  SCHEDULE II

                         NUTTER, MCCLENNEN & FISH, LLP
                                ATTORNEYS AT LAW

                            ONE INTERNATIONAL PLACE
                        BOSTON, MASSACHUSETTS 02110-2699

                TELEPHONE: 617-439-2000 FACSIMILE: 617-973-9748
CAPE COD OFFICE                                            CONSTANTINE ALEXANDER
HYANNIS, MASSACHUSETTS                                        DIRECT DIAL NUMBER
                                                                    617-439-2595
                                                                  E-MAIL ADDRESS
                                                                   ca@nutter.com
                               December 10, 1999

DELIVER

Theo Melas-Kyriazi
Thermo Electron
81 Wyman Street
Waltham, MA 02254

Dear Theo:

     In view of the continuing substantial disagreement between Thermo Electron and the Special Committee of the Board of Directors of Thermo Sentron as to the fair value of the Thermo Sentron shares not held by an affiliate of Thermo Electron, the Special Committee has asked its advisors to set forth to you in writing the basis for the Special Committee's position.

     The attached materials set forth in detail the basis for the Special Committee's position. In summary, the Special Committee believes the correct way to value the Thermo Sentron shares is based upon an appropriate premium to market for the minority interest in a going private transaction. It disagrees with the approach of attempting to value Thermo Sentron with reference to Mettler-Toledo, although Mettler-Toledo is discussed in the attached materials because the comparison does not justify a price as low as a price in the range of $15.50 to $16.00 as Thermo Electron is proposing. The Special Committee, furthermore, believes that an analysis of trading histories of relevant comparable Thermo Electron subsidiaries demonstrates that Thermo Sentron's current market price does not reflect any anticipation of a buyout premium. The basis for this conclusion is set forth in the attachment. In the Special Committee's view, the correct premium is 29.5%, the approximate average premium to market for the three buyouts of Thermo Electron subsidiaries announced on October 20, 1999, since the facts and circumstances of these buyouts are very similar to Thermo Sentron's.

     The Special Committee has concluded that a fair price for the Thermo Sentron minority shares is $19.25, an approximate 29.5% premium to the closing price for Thermo Sentron's shares on December 9 (the 29.5% premium is below the average premium paid in comparable minority buyout transactions from January 1998 through July 1999 and below the average premium announced in eight Thermo Electron minority buyout transactions since March 1998). The Special Committee is willing to continue discussions based on this price.
                                            Sincerely yours,

                                            /s/ CONSTANTINE ALEXANDER

                                            Constantine Alexander

CA/eab
Enc.
cc: Peter Richman
   William Hoover
   Thomas Callahan
   James W. Marley
   Jonathan Wilk

                                   ATTACHMENT

     A premium to market for the minority interest in a going private transaction is not only a generally accepted method of valuing a minority interest in a transaction such as proposed by Thermo Electron but it is especially meaningful in the Thermo Electron context, since there is ample precedent that Thermo Electron has in fact paid a substantial premium to market in a number of transactions quite similar to Thermo Sentron. An examination of the premium paid for minority interests in a going private transaction, both generally and specific to Thermo Electron, supports a price for the Thermo Sentron shares far higher than Thermo Electron is proposing.

     Thermo Electron has insisted on attempting to value Thermo Sentron with reference to Mettler-Toledo. The Special Committee disagrees with this approach. Mettler-Toledo is only one company, and reference to only one company is not generally an appropriate method to value another company. Moreover, Mettler-Toledo is a far larger company than Thermo Sentron, and that segment of its business which is comparable to Thermo Sentron's is only a small portion of Mettler-Toledo's over-all business. Nevertheless, the Special Committee asked its advisors to examine Mettler-Toledo, and even an analysis based upon the current market valuation of Mettler-Toledo supports a significantly higher value for the Thermo Sentron minority shares than what Thermo Electron is proposing.

MINORITY INTEREST GOING PRIVATE TRANSACTIONS

     Empirical evidence demonstrates that a premium is paid when a majority owner acquires the publicly-held minority interest in a going private transaction. As discussed below, the data indicate that the average premium involved in such a transaction is substantial.

     The following discussion of minority interest buyout premia is divided into three segments. Recent Transactions reviews general market data for such transactions during the past two years. Recent Thermo Electron Transactions examines information for eight such transactions involving Thermo Electron subsidiaries announced by Thermo Electron during the past two years. Finally, Thermo Electron Transactions in October 1999 analyzes three transactions involving Thermo Electron subsidiaries announced by Thermo Electron on October 20, 1999.

RECENT TRANSACTIONS

     Transactions completed from January 1998 through July 1999 in which the parent owned more than 50% of the target were included in the sample. The analysis is based upon statistics provided by Securities Data Corporation and includes 24 companies that were acquired during this time period.

     The analysis of the acquired companies established that the average premium paid at closing relative to the price of the shares of the target one week prior to the announcement was 38.5% (see Appendix A). Based upon Thermo Sentron's closing price of $14.875 on December 9, this would suggest a price for the Thermo Sentron shares of $20.60.

RECENT THERMO ELECTRON TRANSACTIONS

     Since March 1998, Thermo Electron has announced eight transactions in which it will buy back shares of a subsidiary in which Thermo Electron held a stake greater than 50%. These examples demonstrate that Thermo Electron has agreed to pay a significant premium to acquire the stake of the minority shareholders.

     The analysis reveals that Thermo Electron paid an average premium of 36.8% relative to the price of the shares of the subsidiary one-week prior to the announcement of the offer (for those transactions not yet closed, the most recent offer from Thermo Electron is used). Please see Appendix B for a table representing these transactions. Based upon Thermo Sentron's closing price of $14.875 on December 9, this would suggest a price for the Thermo Sentron shares of $20.35.

THERMO ELECTRON TRANSACTIONS IN OCTOBER 1999

     On October 20, 1999, three Thermo Electron subsidiaries made public announcements that their boards had approved definitive merger agreements under which Thermo Electron would acquire all of the outstanding stock held by minority shareholders of the subsidiaries. The three subsidiaries making these announcements were:

     - ThermoRetec (THN)

     - Thermo TerraTech Inc. (TTT)

     - Randers Killam Group, Inc. (RGI)

     The comparison to these three companies is telling. On May 24, 1999, Thermo Electron announced that it intended to buy out the minority interest in these three companies as well as the minority interest in Thermo Sentron. Thermo Electron has contended that Thermo Sentron's current market price already reflects a minority buy-out premium and, therefore, a premium to market now is unwarranted. But a comparison of Thermo Sentron's market price to those of the three companies refutes this and provides strong support for the position of the Special Committee. Moreover, the current market price for Thermo Sentron shares reflects the inherent value of these shares as demonstrated by analyses previously furnished to Thermo Electron by HSBC Securities.

     From May 25, 1999 until October 19, 1999, it was known that each of the four subsidiaries was a candidate for a takeout offer from Thermo Electron, but no definitive agreements on transaction values had been announced. While the expectations of such minority interest acquisitions presumably were equivalent during this time period for the four subsidiaries, the share prices of each of the subsidiaries appear to have moved during this period on the basis of operating results and fundamentals and not on buy-out expectations. For instance, the price per share of ThermoRetec (THN) and The Randers Killam Group
(RGI) rose 37.5% and 18.5% during this period, respectively. On the other hand, the price per share of Thermo Sentron (TSR) and Thermo TerraTech (TTT) increased by 2.8% and decreased by 4.4%, respectively, during this same period.

     On October 20, 1999, the above-mentioned public announcements were made concerning three of the four subsidiaries: ThermoRetec, The Randers Killam Group and Thermo TerraTech. The agreed takeout prices for the three subsidiaries averaged 30.8% above the closing prices of the shares of the subsidiaries one week prior to announcement. In response to the announcements, the price per share of the three subsidiaries rose an average of approximately 20% on October
20. Meanwhile, the price per share of Thermo Sentron, which was not the subject of any new announcement, rose merely 1.8% on October 20 (please refer to the related table in Appendix C).

     In the aftermath of October 20, the price per share of THN, RGI and TTT has each risen toward the level of the respective takeout offers. (It is significant to note that despite the significant premium represented by its takeout price, one company has already been the subject of a shareholder suit complaining that the price is inadequate. On November 24, it was announced that a ThermoRetec shareholder had filed a complaint with the Chancery Court of the State of Delaware, naming as defendants Thermo Electron and certain ThermoRetec directors.) By comparison, Thermo Sentron has seen its price per share rise merely 8% since October 19, the day before the three announcements (please see Appendix D for a related indexed price graph).

     A premium of 30.8% to market (the average premium to market to be paid for the three subsidiaries) would suggest a price of $19.46 for the Thermo Sentron shares based upon a Thermo Sentron closing price of $14.875 on December 9.

     The Special Committee does not believe it is appropriate to reduce this premium by the modest increase (8%) in Thermo Sentron's price since October 19. The trading history for THN, TTT, RGT and TSR from May 25, 1999 to October 19, 1999 clearly demonstrates that all four companies' stocks, including TSR, trade without any reference to an expected buy-out premium to market. Indeed, if the trading markets are applying a buy-out premium, one would have expected TSR's price to increase by close to 31% and not by 8% as has been the case.

METTLER-TOLEDO VALUATION

     An October 13, 1999 memorandum from Thermo Electron to the Special Committee claimed that Mettler-Toledo is a particularly appropriate benchmark for valuing Thermo Sentron since Mettler-Toledo addresses the same markets as Thermo Sentron and has approximately the same exposure to the packaged goods markets and the bulk materials markets. As indicated earlier, the Special Committee feels that such comparisons are not the best way to determine the fair value of the Thermo Sentron minority position. Nevertheless, it will discuss them.

     In the memorandum, Thermo Electron valued Thermo Sentron (TSR) by applying Mettler-Toledo's revenue, EBIT, EBITDA and P/E multiples to TSR's historical calendar year 1998 financials and to TSR's projected financials for calendar year 1999 and 2000. Thermo Electron also introduced the concept of an after-tax EBITDA multiple for Mettler-Toledo, a measure which is then also applied to TSR. Attached schedules in Appendix E and Appendix F update these valuations based on closing market prices as of December 2, 1999.

     In a subsequent conversation regarding TSR on November 17, 1999, Thermo Electron reiterated that Mettler-Toledo (MTD) was the "gold standard" for valuations in the industry. Thermo Electron also acknowledged that it would consider paying for TSR a premium of 10-15% above the levels implied by Mettler-Toledo's market valuation. To simplify comparisons, the analysis presented in Appendix E and Appendix F does not factor in this suggested premium.

     The analysis presented in Appendix E, which uses the projected calendar year 2000 financials for TSR from the August budget, produces a value for TSR ranging from $16.58 per share (based on after-tax EBITDA) to $19.92 per share (based on P/E multiples). Applying a premium of $12.5% (the mid-point between 10% and 15%) produces a value for TSR ranging from $18.65 to $22.41.

     The analysis presented in Appendix F results in valuations for TSR ranging from $15.22 per share (based on after-tax EBITDA) to $19.92 per share (based on P/E). Again using the 12.5% premium, this produces a value for TSR ranging from $17.12 to $22.41. The calculations in Appendix F use projected calendar year 2000 financials for TSR which were produced in October 1999 under the procedures of a new Thermo Electron budgeting process.

     With regard to the Thermo Sentron projections, at the direction of Thermo Electron, the management teams at its subsidiaries were directed to revise the existing budgets to adhere to a new "90% probability" threshold, as opposed to the previous "80% probability" standard. Although the management team at TSR insists that its outlook for calendar year 2000 has not changed since the budget was set in August 1999, the new procedures imposed by Thermo Electron resulted in reductions in the projections; for instance, the projected calendar year 2000 revenue was revised from $118 million to $116 million under the new budget process. The Special Committee is greatly troubled by this shift in approach by Thermo Electron in the context of the discussions between Thermo Electron and the Special Committee, given the timing of the directive, and seriously questions whether it should accept the resulting reductions in the projections. Nevertheless, for purposes of this analysis only and not because the Special Committee accepts the reductions, the Special Committee has permitted its advisors to use the revised projections.

HSBC Securities (USA) Inc.                                   Thermo Sentron Inc.
--------------------------------------------------------------------------------

                                   APPENDIX A

                  MINORITY INTEREST GOING PRIVATE TRANSACTIONS
                              RECENT TRANSACTIONS
                            JANUARY 1998 - JULY 1999

                                                PREMIUM 1 DAY    PREMIUM 1 WEEK    PREMIUM 4 WEEKS
                                                  PRIOR TO          PRIOR TO          PRIOR TO
                                                ANNOUNCEMENT      ANNOUNCEMENT      ANNOUNCEMENT
                                                -------------    --------------    ---------------
AVERAGE.......................................      32.5%            38.5%              39.4%

 The sample set is comprised of 24 companies and is provided by Securities Data
                                  Corporation.

--------------------------------------------------------------------------------
December 1999                                                       Confidential

HSBC Securities (USA) Inc.                                   Thermo Sentron Inc.
--------------------------------------------------------------------------------

                                   APPENDIX B

                  MINORITY INTEREST GOING PRIVATE TRANSACTIONS
                      RECENT THERMO ELECTRON TRANSACTIONS

                                                                                         PREMIUM     PREMIUM     PREMIUM
                                                                                          1 DAY      1 WEEK      4 WEEKS
                                                                                        PRIOR TO    PRIOR TO    PRIOR TO
                                                                               PRICE    ANNOUNCE-   ANNOUNCE-   ANNOUNCE-
       DATE       DATE                                                          PER       MENT        MENT        MENT
     EFFECTIVE  ANNOUN.         ACQUIROR NAME              TARGET NAME         SHARE     DATE(A)      DATE        DATE
     ---------  --------  -------------------------  ------------------------  ------   ---------   ---------   ---------
 1.  03/26/99   03/31/98  Thermedics                 Thermo Voltek             $ 7.00     45.5%       60.0%       40.0%
 2.  10/29/99   04/29/99  Thermo Electron            Thermo Power(a)            12.00     33.3%       32.4%       50.0%
 3.  pending    05/21/99  Thermo Instrument          ThermoSpectra              16.00     39.1%       43.8%       61.0%
 4.  pending    06/03/99  Thermo Electron            ThermoTrex(b)              11.25     39.5%       38.5%       44.0%
 5.  10/24/99   07/13/99  Thermo Instrument          Thermo Vision               7.00     27.3%       27.3%       16.7%
 6.  pending    10/20/99  Thermo Electron            ThermoRetec                 7.00     27.3%       33.3%       34.9%
 7.  pending    10/20/99  Thermo Electron            The Randers Killam Group    4.50     24.1%       24.1%       33.3%
 8.  pending    10/20/99  Thermo Electron            Thermo TerraTech            7.25     34.9%       34.9%       28.9%
                                                                                  ---------------------------------------
                                                                               AVERAGE    33.9%       36.8%       38.6%
                                                                               MEDIAN     34.1%       34.1%       37.5%
                                                                               ---------------------------------------

(a) Premium is based on price two days prior to the announcement.
(b) Price per share based on $11.25 paid by Thermo Electron in private placement transaction.

--------------------------------------------------------------------------------
December 1999                                                       Confidential

HSBC Securities (USA) Inc.                                   Thermo Sentron Inc.
--------------------------------------------------------------------------------

                                   APPENDIX C

                  MINORITY INTEREST GOING PRIVATE TRANSACTIONS
                  THERMO ELECTRON TRANSACTIONS IN OCTOBER 1999

                                                                PREMIUM     PREMIUM     PREMIUM
                                                                 1 DAY       1 WEEK     4 WEEKS
                                                       OFFER    PRIOR TO    PRIOR TO    PRIOR TO
       DATE       DATE                                  PER     ANNOUN.     ANNOUN.     ANNOUN.
     EFFECTIVE  ANNOUN.            TARGET              SHARE      DATE        DATE        DATE
     ---------  --------  -------------------------    -----    --------    --------    --------
 1.   pending   10/20/99  ThermoRetec                  $7.00     27.3%       33.3%       34.9%
 2.   pending   10/20/99  The Randers Killam Group      4.50     24.1%       24.1%       33.3%
 3.   pending   10/20/99  Thermo TerraTech              7.25     34.9%       34.9%       28.9%
                                                       -----------------------------------------
                                                     AVERAGE     28.8%       30.8%       32.4%
                                                      MEDIAN     27.3%       33.3%       33.3%
                                                       -----------------------------------------

--------------------------------------------------------------------------------
December 1999                                                       Confidential

                                   APPENDIX D
[THERMOSENTRON INC. PERFORMANCE CHART]

Thermo Electron continues to pay significant premiums to take out the minority shareholders in transactions similar to Thermo Sentron's.

[Illustration of premiums paid in recent Thermo Electron transactions]

                                   APPENDIX E

                             VALUATION COMPARISONS
                       THERMO SENTRON VS. METTLER-TOLEDO
                    TSR 2000 BUDGET PER PREVIOUS TMO PROCESS

                                                                                     TSR IMPLIED
                                                             THERMO     METTLER    VALUE PER SHARE
                                                             SENTRON    TOLEDO     @ MTD MULTIPLE
                                                             -------    -------    ---------------
AFTER-TAX EBITDA
1998.......................................................   19.0       18.0          $13.99
1999.......................................................   15.3       15.3          $14.74
2000.......................................................   12.3       13.7          $16.58

REVENUES
1998.......................................................    1.5        1.8          $17.34
1999.......................................................    1.4        1.6          $17.10
2000.......................................................    1.3        1.5          $17.17

EBIT
1998.......................................................   17.2       18.0          $15.53
1999.......................................................   14.0       15.2          $16.13
2000.......................................................   10.4       13.3          $19.38

EBITDA
1998.......................................................   13.3       13.4          $14.89
1999.......................................................   10.7       11.3          $15.61
2000.......................................................    8.4       10.1          $17.93

PE
1998.......................................................   25.1       29.6          $17.48
1999.......................................................   21.5       25.7          $17.75
2000.......................................................   16.3       21.9          $19.92

                                   APPENDIX F

                             VALUATION COMPARISONS
                       THERMO SENTRON VS. METTLER-TOLEDO
                  TSR 2000 BUDGET REDUCED PER NEW TMO PROCESS

                                                                                     TSR IMPLIED
                                                             THERMO     METTLER    VALUE PER SHARE
                                                             SENTRON    TOLEDO     @ MTD MULTIPLE
                                                             -------    -------    ---------------
AFTER-TAX EBITDA
1998.......................................................   19.0       18.0          $13.99
1999.......................................................   15.3       15.3          $14.74
2000.......................................................   13.3       13.7          $15.22

REVENUES
1998.......................................................    1.5        1.8          $17.34
1999.......................................................    1.4        1.6          $17.10
2000.......................................................    1.3        1.5          $17.17

EBIT
1998.......................................................   17.2       18.0          $15.53
1999.......................................................   14.0       15.2          $16.13
2000.......................................................   11.6       13.3          $17.21

EBITDA
1998.......................................................   13.3       13.4          $14.89
1999.......................................................   10.7       11.3          $15.61
2000.......................................................    9.2       10.1          $16.30

PE
1998.......................................................   25.1       29.6          $17.48
1999.......................................................   21.5       25.7          $17.75
2000.......................................................   16.3       21.9          $19.92

                                  SCHEDULE III

                         NUTTER, MCCLENNEN & FISH, LLP
                                ATTORNEYS AT LAW

                            ONE INTERNATIONAL PLACE
                        BOSTON, MASSACHUSETTS 02110-2699

           TELEPHONE: 617-439-2000           FACSIMILE: 617-973-9748

                                                                 CAPE COD OFFICE
                                                           CONSTANTINE ALEXANDER
                                                          HYANNIS, MASSACHUSETTS
                                                              DIRECT DIAL NUMBER
                                                                    617-439-2595
                                                                  E-MAIL ADDRESS
                                                                   ca@nutter.com

                                January 20, 2000
                                    101860-1

FAX

Jonathan Wilk, Esq.
Thermo Electron
P. O. Box 9046
Waltham, MA 02254-9046

Dear Jonathan:

     The Special Committee has considered with its advisers Theo's letter of December 23, 1999 and has asked me to respond to it on behalf of the Special Committee. I will be responding separately to your letter of January 17, 2000.

EXECUTIVE SUMMARY

     - Recent transactions, involving both minority interest buyout transactions generally and minority interest buyout transactions of Thermo Electron subsidiaries particularly, clearly justify a Thermo Sentron ("TSR") minority buyout premium.

     - TSR's current stock price does not already reflect this buy-out premium as is demonstrated by The Randers Killam Group ("RGI"), Thermo Terratech ("TTT") and ThermoRetec ("THN") (the "Comparable Companies") situations. Neither the stock price of TSR nor that of the Comparable Companies increased measurably following the announcement that all of these companies would be taken private (12/10/98 in the case of TSR and 5/5/99 in the case of the Comparable Companies). The stock price of all four companies spiked on May 21, 1999 when the cash offer for Thermo Spectra was announced. Even if the stock price of the Comparable Companies began to reflect a buy-out premium following May 21, 1999, Thermo Electron has announced that it will pay a price for the minority interest in these companies which represents an approximate 30% premium to the then stock prices for these companies on October 20, 1999, the day the terms of the minority buy-outs for these companies were announced. There is no reason not to pay the same premium for TSR.

     - ThermoLase ("TLZ") and ThermoTrex ("TKN") are not relevant comparisons, given their operating performance as compared to that of Thermo Sentron.

     - Comparisons with Mettler-Toledo ("MTD"), which may not be a perfect comparable, support a higher price for Thermo Sentron than Thermo Electron is proposing, for the reasons stated in my letter to you of December 10, 1999.

     - HSBC has supplied Thermo Electron with pertinent analyses. The hiatus in presenting analyses to Thermo Electron resulted from the Special Committee's decision to suspend negotiations for the reasons set out under the heading "Recent Analyses Provided by HSBC" below.

                                      III-1

PREMIUM TO MARKET

     The evidence clearly justifies a TSR minority interest buyout premium.

     To begin with, the average market premium on the 24 minority interest transactions that occurred from January 1998 through July 1999 one week prior to the announcement was 38.5%. (Please refer to the related table in Appendix A)

     Furthermore, Thermo Electron has announced ten transactions during the past two years in which it agreed to buy back the stock of a subsidiary in which TMO held a stake greater than 50%. The analysis reveals that Thermo Electron paid an average premium of 30.7% relative to the price of the shares of the subsidiary one-week prior to the announcement of the offer. (Please refer to the related table in Appendix B)

     Note that Appendix B has been updated to include the new information regarding the announcements for ThermoLase and ThermoTrex, companies that have both delivered poor operating results, as discussed below. Nevertheless, even after including this new data, the average premium paid by TMO was still around 30%.

THERMOLASE AND THERMOTREX QUARTERLY PERFORMANCE

     The quarterly EPS performance for ThermoLase and ThermoTrex shown in the table below demonstrates the consistently weak performance at the two companies. This chart indicates that ThermoLase has not been profitable in the last two fiscal years while ThermoTrex has not reported a profit since Q2 1998. Thermo Sentron has been consistently profitable on a quarterly basis throughout this period of time.

                             QUARTERLY PERFORMANCE

                                                 1998                            1999
                                     ----------------------------    -----------------------------
              COMPANY                 Q1      Q2      Q3      Q4      Q1      Q2      Q3       Q4
              -------                ----    ----    ----    ----    ----    ----    -----    ----
TLZ................................  (.05)   (.22)   (.22)   (.57)   (.21)   (.18)   (1.93)   (.05)
TKN................................   .07    1.02    (.26)   (.96)   (.55)   (.61)   (4.82)   (.32)

     Reflecting this performance, Thermo Electron announced on December 15 and 17 agreements to buy ThermoLase and ThermoTrex for premia of only 14.4% and (4.3%), respectively. The Special Committee of Thermo Sentron believes that a premium similar to that paid to ThermoLase and ThermoTrex which are in effect distressed companies is not applicable to Thermo Sentron which has a consistently profitable operating history.

                                      III-2

RELEVANT ANNOUNCEMENT DATES

     Theo's letter to me of December 23, 1999 seeks to emphasize the fact that Thermo Sentron's share price has increased 66% since December 10, 1998 and therefore the current stock price already reflects a buy-out premium. An analysis of Thermo Sentron's trading history and the trading history of relevant TMO subsidiaries does not support this because Thermo Electron has not taken into account the timing and significance of certain relevant announcements and events, which occurred during this period. The table below examines the market reaction two days following relevant announcements. Note that Thermo Sentron's share price only increased 11% during the five month period between December 10, 1998 and May 20, 1999 when the cash offer for ThermoSpectra was announced. The table below examines the sequence of events that have affected the share prices of the four indicated Thermo subsidiaries:

                          RELEVANT ANNOUNCEMENT DATES

COMPANY                                          12/10(A)    5/5(B)    5/21(C)    10/19(D)
-------                                          --------    ------    -------    --------
TSR............................................    8.75      10.19      12.75      13.63
RGI............................................    1.88       2.50       3.00       3.63
TTT............................................    4.50       4.38       5.13       5.38
THN............................................    2.69       2.56       3.06       5.50

     (a) TMO announced that it would take TSR private.

     (b) TMO announced that it would take RGI, TTT and THN private.

     (c) THI announced a cash offer for THS.

     (d) TMO announced that it had agreed to take RGI ($4.50 cash), TTT ($7.25 TMO stock) and THN ($7.00 cash) private.

        THERMO SENTRON ANNOUNCEMENT

     On December 10, 1998 Thermo Electron announced that Thermo Sentron would become a wholly owned subsidiary of Thermo Electron. Thermo Sentron closed at $8.75 on December 10, 1998. In the two days following the announcement the stock traded at $9.25 and $9.13, respectively (Please note that December 11 was a Friday). This represented an increase of only 4.3% as shown in the table below.

                                TSR ANNOUNCEMENT

COMPANY                                                 12/10    12/11    12/14
-------                                                 -----    -----    -----
TSR...................................................  8.75     9.25     9.13

THE RANDERS KILLAM GROUP, THERMO TERRATECH AND THERMORETEC ANNOUNCEMENTS

     On May 5, 1999 Thermo Electron announced that The Randers Killam Group, Thermo Terratech and ThermoRetec would become wholly owned subsidiaries of Thermo Electron. Following this announcement it was public knowledge that each of the four subsidiaries (including TSR) was a candidate for a takeout offer from Thermo Electron. RGI, TTT and THN were trading at $2.50, $4.38 and $2.56 on May 5, 1999, respectively. In the two days following the announcement the subsidiaries traded at $2.50, $4.38 and $3.06, respectively. This represented an increase of 0%, 0% and 20% as shown in the table below. Although Thermo Sentron was not involved in this announcement, its stock price did increase 2%.

                                      III-3

                         RGI, TTT AND THN ANNOUNCEMENT

COMPANY                                                5/5      5/6      5/7
-------                                               -----    -----    -----
TSR.................................................  10.19    10.50    10.38
TTT.................................................   4.38     4.38     4.38
THN.................................................   2.56     2.56     3.06

THERMOSPECTRA OFFER PRICE ANNOUNCEMENT

     Before the markets opened on May 21, 1998 Thermo Instrument announced that it would acquire all outstanding shares of ThermoSpectra in an all cash transaction. None of the four Thermo Electron subsidiaries under discussion were mentioned in the article. Presumably, however, the expectations created by the ThermoSpectra announcement affected their share prices. TSR, RGI, TTT and THN were trading at $10.38, $2.88, $4.44 and $3.00 on May 20, 1999, respectively. In the two days following the announcement the subsidiaries traded at $13.50, $3.13, $5.63 and $3.75, respectively (Please note that May 21 was a Friday). This represented an increase of 30%, 9%, 27% and 25% as shown in the table below.

                          THS OFFER PRICE ANNOUNCEMENT

COMPANY                                               5/20     5/21     5/24
-------                                               -----    -----    -----
TSR.................................................  10.38    12.75    13.50
RGI.................................................   2.88     3.00     3.13
TTT.................................................   4.44     5.13     5.63
THN.................................................   3.00     3.06     3.75

RGI, TTT AND THN OFFER PRICE ANNOUNCEMENTS

     On October 20, 1999, RGI, TTT and THN made public announcements that their boards had approved definitive merger agreements under which the ultimate parent company, Thermo Electron, would acquire all of the outstanding stock held by minority shareholders.

     Thus, while from May 25, 1999 until October 19, 1999, it was known that each of the four subsidiaries was a candidate for a takeout offer from the parent, no definitive agreements on cash offers had been announced. While the expectations of such potential developments were equivalent during this time period for the four subsidiaries, the prices on each of the subsidiaries moved independent of each other during this period. For instance, the price per share of ThermoRetec (THN) and The Randers Killam Group (RGI) rose 37.5% and 18.5% during this period, respectively. On the other hand, the price per share of Thermo Sentron (TSR) and Thermo Terratech (TTT) changed by 2.8% and (4.4%), respectively, during this same period.

     Thus, on October 19, 1999, the four subsidiaries reflected similar circumstances: 1) there had been public announcements that each of the four subsidiaries represented a potential takeout situation; 2) on May 24, 1999 the stock price of each had risen between 9% and 30% in conjunction with the Thermo Spectra announcement; 3) each subsidiary had a Special Committee reviewing the situation with regard to a potential purchase of the minority positions by the parent; and 4) finally, the publicly traded shares of each subsidiary had moved independently since May 25, 1999 presumably in accordance with the market's reaction to announced operating results, the market's view of the fundamentals, and the market's opinion of future expectations for each subsidiary. Therefore, as of October 19th, the four subsidiaries represented a nearly textbook example with regard to comparisons of subsequent announcements and related minority interest buyout premia.

     Then, on October 20, 1999, the above-mentioned public announcements were made concerning three of the four subsidiaries: ThermoRetec, The Randers Killam Group and Thermo Terratech. The agreed takeout prices for the three subsidiaries were an average of 29% above the closing prices from the preceding day. In response to the announcements, the price per share of the three subsidiaries rose an average of approximately

                                      III-4

20% on October 20th. Meanwhile, the price per share of Thermo Sentron, which was not the subject of any new announcement, rose merely 1.8% on October 20th.

                           OFFER PRICE ANNOUNCEMENTS

                                                                    TAKEOUT       %
                COMPANY                  10/19    10/20    10/21     PRICE     PREMIUM*
                -------                  -----    -----    -----    -------    --------
TSR....................................  13.63    13.88    14.38       --         --
RGI....................................   3.63     4.25     4.25     4.50         24%
TTT....................................   5.38     6.50     6.50     7.25         35%
THN....................................   5.50     6.56     6.63     7.00         27%

---------------
* Percentage premium of takeout price relative to 10/19 closing price

     In the aftermath of October 20th, the price per share of THN, RGI and TTT has each risen toward the level of the respective takeout offers. By comparison, Thermo Sentron has seen its price per share rise merely 6.4% (compared to the 29% average of the three other Thermo subsidiaries) since October 19th, the day before the three relevant announcements.

     On the basis of the foregoing, the Special Committee does not agree with Thermo Electron's contention that Thermo Sentron's current market price includes the full takeout premium.

PERCENTAGE INCREASE TO JANUARY 18, 2000

     The Special Committee's conclusion is further supported by the following observations:

                         PERCENTAGE INCREASE TO 1/18/00

COMPANY                                                  SINCE 12/10    SINCE 5/5
-------                                                  -----------    ---------
TSR....................................................       66%           42%
RGI....................................................      140%           80%
TTT....................................................       50%           54%
THN....................................................      151%          164%

     The percentage increases shown have been calculated using the prices as of the two different buyout announcement dates (December 10, 1998 and May 5, 1999) relative to each company's closing price as of January 18, 2000.

PERFORMANCE BY THERMO SENTRON

     Subsequent to Theo's letter on December 23, 1999, HSBC has had further conversations with Thermo Sentron's management. The conversations with management have reconfirmed HSBC's original understanding that there are no revisions to the FY 2000 budget. After speaking with TSR's customers, TSR's management believes that Q4 was impacted due to the Y2K issue and sales were only being deferred until FY 2000 and were not being lost to their competitors.

METTLER-TOLEDO ANALYSIS

     Concerning Mettler-Toledo, while MTD may not be a perfect comparison for TSR, it is perhaps the single most relevant comparable. An October 13, 1999 memo from Thermo Electron to the Special Committee conceded that Mettler-Toledo is a particularly appropriate benchmark for valuing Thermo Sentron since Mettler-Toledo addresses the same markets as Thermo Sentron and has approximately the same exposure to the packaged goods markets and the bulk materials markets. It is therefore appropriate to consider recent developments in the public market valuation of Mettler-Toledo.

                                      III-5

     In a subsequent conversation regarding TSR on November 17, 1999, Thermo Electron reiterated that Mettler-Toledo was the "gold standard" for valuations in the industry. Thermo Electron also acknowledged that it would consider paying a premium of 10-15% above the levels implied by Mettler-Toledo's market valuation. In Theo's letter dated December 23,1999 he acknowledged that "Thermo did indicate it was willing to pay a small premium over Thermo Sentron's valuation as implied by the Mettler-Toledo valuation, but that was before both companies' Q3 1999 results were released". In fact his statement was made on November 17, 1999, well after the earnings release date for both TSR and MTD. TSR's earnings were released on November 5, 1999 while Mettler-Toledo's earnings were released on November 4, 1999.

     Theo's letter dwells on Thermo Sentron's actual performance versus budget. However, the Special Committee notes that the budgets are unknown to the market. Accordingly, the Special Committee believes TSR's market value has been positively influenced due to Thermo Sentron's year on year quarterly EPS growth. Thermo Sentron's EPS growth in Q2 and Q3 was 11.8% and 46.2%, respectively. The Special Committee believes TSR's value has also been favorably impacted by other fundamental factors such as the announcement that Thermo Sentron had signed an agreement with a leading Internet retailer.

RECENT ANALYSES PROVIDED BY HSBC

     The Special Committee is surprised by Theo's statement that HSBC has not recently provided him with any analysis. Until October, HSBC had shared with Theo various analyses it had prepared. On October 13, Theo advised HSBC that TSR's bookings would not meet budget in the third quarter and that management was reducing its projections for 1999. At the time he also informed HSBC of Thermo Electron's reduced offer of $15.50, down from $16.25, and that TSR's management had been requested by TMO to revise its FY 2000 budget from, as Theo described it, "80% probability to 90% probability". Then, as a result, I advised you on October 26 that the Special Committee had decided to suspend discussions until it had a better handle on TSR's current and projected financial results. This was accomplished in November and, following discussions between Thermo Electron and HSBC, HSBC prepared the analyses which were attached as appendix A-F to my letter of December 10. The appendices included the minority interest buyout premia, recent minority interest transactions that have taken place in the Thermo Electron family, the Thermo Electron transactions that were announced on October 20, 1999 and a comparison of Thermo Sentron and Mettler-Toledo.

                                          Very truly yours,

                                          /s/ CONSTANTINE ALEXANDER

                                          Constantine Alexander

CA/eab
Atts.
cc:  Mr. Peter Richman
     Mr. William Hoover
     Thomas R. Callahan

                                      III-6

HSBC Securities (USA) Inc.                                   Thermo Sentron Inc.
--------------------------------------------------------------------------------

                                   APPENDIX A

              SELECTED PREMIUMS FOR MINORITY INTEREST ACQUISITIONS
                      THERMO ELECTRON FAMILY OF COMPANIES

                                                                               PREMIUM     PREMIUM     PREMIUM     PREMIUM
                                                                                1 DAY      1 WEEK      4 WEEKS     60 DAYS
                                                                              PRIOR TO    PRIOR TO    PRIOR TO    PRIOR TO
                                                                     PRICE    ANNOUNCE-   ANNOUNCE-   ANNOUNCE-   ANNOUNCE-
       DATE        DATE                                               PER       MENT        MENT        MENT        MENT
     EFFECTIVE   ANNOUN.      ACQUIROR NAME         TARGET NAME      SHARE     DATE(A)      DATE        DATE        DATE
     ---------   --------   -----------------   -------------------  ------   ---------   ---------   ---------   ---------
 1.  03/26/99    03/31/96   Thermedics          Thermo Voltek        $ 7.00      45.5%       60.0%       40.0%       23.1%
 2.  10/29/99    04/29/99   Thermo Electron     Thermo Power(a)       12.00      33.3%       32.4%       50.0%       15.7%
 3.  12/10/99    05/21/99   Thermo Instrument   ThermoSpectra         16.00      39.1%       43.8%       61.0%       43.8%
 4.  06/03/99    06/03/99   Thermo Electron     ThermoTrex(b)         11.25      39.5%       38.5%       44.0%      102.2%
 5.  01/06/00    07/13/99   Thermo Instrument   Thermo Vision          7.00      27.3%       27.3%       16.7%      133.3%
 6.  pending     10/20/99   Thermo Electron     ThermoRetec            7.00      27.3%       33.3%       34.9%       43.6%
 7.  pending     10/20/99   Thermo Electron     The Randers Killam     4.50      24.1%       24.1%       33.3%       38.5%
                                                  Group
 8.  pending     10/20/99   Thermo Electron     Thermo Terratech       7.25      34.9%       34.9%       28.9%       33.3%
 9.  pending     12/15/99   Thermo Electron     ThermoLase             2.43      14.4%       14.4%       29.3%       34.1%
10.  pending     12/17/99   Thermo Electron     ThermoTrex             8.25      (4.3%)      (1.5%)       3.1%       32.0%

  ------------------------------------------------------
  AVERAGE     28.1%       30.7%       34.1%       50.0%
  MEDIAN      28.1%       32.4%       34.1%       38.5%
  HIGH        45.5%       60.0%       61.0%      133.3%
  LOW         (4.3%)      (1.5%)       3.1%       15.7%
  ------------------------------------------------------

(a) Premium is based on price two days prior to the announcement.

(b) Price per share based on $11.25 paid by Thermo Electron in private placement transaction.

--------------------------------------------------------------------------------
January 2000                                                        Confidential

                                      III-7

HSBC Securities (USA) Inc.                                   Thermo Sentron Inc.
--------------------------------------------------------------------------------

                                   APPENDIX B

      SELECTED M&A TRANSACTION PREMIUMS FOR MINORITY INTEREST ACQUISITIONS
                         IN GOING PRIVATE TRANSACTIONS
                            JANUARY 1998 - JULY 1999

                                            PREMIUM 1 DAY       PREMIUM 1 WEEK       PREMIUM 4 WEEKS
                                              PRIOR TO             PRIOR TO             PRIOR TO
                                          ANNOUNCEMENT DATE    ANNOUNCEMENT DATE    ANNOUNCEMENT DATE
                                          -----------------    -----------------    -----------------
AVERAGE.................................     32.5   %             38.5   %             39.4   %

 The sample set is comprised of 24 companies and is provided by Securities Data
                                  Corporation.

--------------------------------------------------------------------------------
January 2000                                                        Confidential

                                      III-8